SCORPIO TANKERS INC. AND SUBSIDIARIES

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
September 30, 2020 and December 31, 2019

		As of
In thousands of U.S. dollars	Notes	September 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents		$218,095	$202,303
Accounts receivable	3	59,814	78,174
Prepaid expenses and other current assets	2	12,402	13,855
Inventories		9,034	8,646
Total current assets		299,345	302,978
Non-current assets
Vessels and drydock	4	4,044,288	4,008,158
Right of use assets	5	819,444	697,903
Other assets	6	71,422	131,139
Goodwill		11,539	11,539
Restricted cash	7	10,291	12,293
Total non-current assets		4,956,984	4,861,032
Total assets		$5,256,329	$5,164,010
Current liabilities
Current portion of long-term debt	10	199,407	235,482
Lease liability - sale and leaseback vessels	10	128,979	122,229
Lease liability - IFRS 16	5	60,511	63,946
Accounts payable	8	13,807	23,122
Accrued expenses	9	31,709	41,452
Total current liabilities		434,413	486,231
Non-current liabilities
Long-term debt	10	981,631	999,268
Lease liability - sale and leaseback vessels	10	1,109,378	1,195,494
Lease liability - IFRS 16	5	589,452	506,028
Total non-current liabilities		2,680,461	2,700,790
Total liabilities		3,114,874	3,187,021
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 shares authorized; 58,000,147 and 58,202,400 issued and outstanding shares as of September 30, 2020 and December 31, 2019, respectively.	11	655	646
Additional paid-in capital	11	2,849,635	2,842,446
Treasury shares	11	(480,172)	(467,057)
Accumulated deficit	11	(228,663)	(399,046)
Total shareholders’ equity		2,141,455	1,976,989
Total liabilities and shareholders’ equity		$5,256,329	$5,164,010
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Income or Loss
For the nine months ended September 30, 2020 and 2019

		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	Notes	2020	2019
Revenue
Vessel revenue	14	$777,656	$482,703
Operating expenses
Vessel operating costs	15	(246,973)	(209,119)
Voyage expenses		(7,718)	(3,678)
Charterhire		—	(4,399)
Depreciation - owned or sale and leaseback	4	(144,320)	(133,575)
Depreciation - right of use assets	5	(38,972)	(14,280)
General and administrative expenses	19	(51,870)	(46,536)
Total operating expenses		(489,853)	(411,587)
Operating income		287,803	71,116
Other (expense) and income, net
Financial expenses		(119,084)	(138,948)
Gain on repurchase of Convertible Notes		1,013	—
Financial income		1,068	7,426
Other expenses, net		(417)	(126)
Total other expense, net		(117,420)	(131,648)
Net income / (loss)		$170,383	$(60,532)
Attributable to:
Equity holders of the parent		$170,383	$(60,532)
Earnings / (Loss) per share
Basic	17	$3.11	$(1.25)
Diluted	17	$2.95	$(1.25)
Basic weighted average shares outstanding	17	54,800,402	48,251,159
Diluted weighted average shares outstanding	17	61,578,016	48,251,159

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the nine months ended September 30, 2020 and 2019

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Accumulated deficit	Total
Balance as of January 1, 2019	51,397,562	$5,776	$2,648,599	$(467,056)	$(348,307)	$1,839,012
Adoption of accounting standards(1)	—	—	—	—	(2,249)	(2,249)
Net loss for the period	—	—	—	—	(60,532)	(60,532)
Reverse stock split - impact of fractional shares and change in total par value (2)	(62)	(5,198)	5,196	—	—	(2)
Issuance of restricted stock, net of forfeitures	447,920	4	(4)		—	—
Amortization of restricted stock, net of forfeitures	—	—	20,708	—	—	20,708
Net proceeds from private placement of common stock	1,724,137	17	49,983	—	—	50,000
Shares issued as consideration for the Trafigura Transaction	4,572,873	46	132,567	—	—	132,613
Dividends paid, $0.30 per share (3)	—	—	(15,464)	—	—	(15,464)
Purchase of treasury shares	(30)	—	—	—	—	—
Equity issuance costs	—	—	(32)	—	—	(32)
Balance as of September 30, 2019	58,142,400	$645	$2,841,553	$(467,056)	$(411,088)	$1,964,054

Balance as of January 1, 2020	58,202,400	$646	$2,842,446	$(467,057)	$(399,046)	$1,976,989
Net income for the period	—	—	—	—	170,383	170,383
Issuance of restricted stock, net of forfeitures	830,680	8	(8)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	22,134	—	—	22,134
Dividends paid, $0.30 per share (3)	—	—	(17,502)	—	—	(17,502)
Net proceeds from issuance of common shares pursuant to at the market program	137,067	1	2,574	—	—	2,575
Purchase of treasury shares	(1,170,000)	—	—	(13,115)	—	(13,115)
Equity issuance costs	—	—	(9)	—	—	(9)
Balance as of September 30, 2020	58,000,147	$655	$2,849,635	$(480,172)	$(228,663)	$2,141,455
(1) Reflects the impact of the adoption of IFRS 16 - Leases, which was effective for annual periods beginning on January 1, 2019.
(2) On January 18, 2019, the Company effected a one-for-ten reverse stock split. The Company's shareholders approved the reverse stock split and change in authorized common shares at the Company's special meeting of shareholders held on January 15, 2019. Pursuant to this reverse stock split, the total number of authorized common shares was reduced to 150.0 million shares.
(3) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Cash Flow Statements
For the nine months ended September 30, 2020 and 2019

		For the nine months ended September 30,
In thousands of U.S. dollars	Notes	2020	2019
Operating activities
Net income / (loss)		$170,383	$(60,532)
Depreciation - owned or sale and leaseback vessels	4	144,320	133,575
Depreciation - right of use assets	5	38,972	14,280
Amortization of restricted stock	11	22,134	20,707
Amortization of deferred financing fees	10	4,823	5,673
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	10	1,268	711
Accretion of Convertible Notes	10	6,623	9,162
Accretion of fair value measurement on debt assumed from historical acquisitions	10	2,598	2,725
Gain on repurchase of Convertible Notes	10	(1,013)	—
		390,108	126,301
Changes in assets and liabilities:
Increase in inventories		(388)	(1,231)
Decrease in accounts receivable		18,359	8,060
Decrease / (increase) in prepaid expenses and other current assets		1,452	(1,023)
Decrease / (increase) in other assets		1,058	(3,289)
(Decrease) / increase in accounts payable		(4,820)	7,899
(Decrease) / increase accrued expenses		(3,029)	3,731
		12,632	14,147
Net cash inflow from operating activities		402,740	140,448
Investing activities
Drydock, scrubber and BWTS payments		(152,614)	(128,569)
Net cash outflow from investing activities		(152,614)	(128,569)
Financing activities
Principal repayments on debt and sale and leaseback obligations		(540,732)	(230,123)
Issuance of debt		450,610	—
Debt issuance costs		(11,011)	(1,701)
Principal repayments on IFRS 16 lease liabilities		(60,424)	(18,450)
Decrease / (increase) in restricted cash		2,002	(9)
Repurchase / repayment of Convertible Notes		(46,737)	(144,974)
Gross proceeds from issuance of common stock		2,601	50,000
Equity issuance costs		(26)	(329)
Dividends paid		(17,502)	(15,464)
Repurchase of common stock		(13,115)	(1)
Net cash outflow from financing activities		(234,334)	(361,051)
Increase (decrease) in cash and cash equivalents		15,792	(349,172)
Cash and cash equivalents at January 1,		202,303	593,652
Cash and cash equivalents at September 30,		$218,095	$244,480
Supplemental information:
Interest paid (which includes $1.3 million and $2.0 million of interest capitalized during the nine months ended September 30, 2020 and 2019, respectively)		$103,626	$125,575

Additionally, the Company completed the following non-cash transactions during the nine months ended September 30, 2020 and 2019:
•During the nine months ended September 30, 2020, the Company took delivery of four MR vessels as part of the Trafigura Transaction (defined below), which included the assumption of obligations under bareboat charter-in agreements of $138.8 million (whose obligations are recorded as part of the Company's $670.0 Million Lease Financing). This transaction is described in Note 5.
•During the nine months ended September 30, 2019, the Company acquired the leasehold interests in fifteen MR (four of which were under construction to be delivered during 2020) and four LR2 vessels as part of the Trafigura Transaction whereby in September 2019, we acquired the leasehold interests in 19 vessels from Trafigura Maritime Logistics Pte. Ltd., ("Trafigura") (11 MRs, four LR2s, and four MRs then under construction), which included the assumption of obligations under bareboat charter-in agreements of $531.5 million (whose obligations are recorded as part of the Company's $670.0 Million Lease Financing) on the delivered vessels. The Company also issued 3,981,619 shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $115.5 million for the delivered vessels and 591,254 shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $17.1 million the vessels under construction. This transaction is referred to as the Trafigura Transaction and is described in Note 5.
•During the nine months ended September 30, 2019, the Company recognized a $24.2 million right of use asset and a corresponding $24.2 million lease liability (the obligations under these agreements are described as "IFRS 16 - Leases - seven Handymax") at the commencement date of seven bareboat charter-in agreements. This transaction is described in Note 5.
•During the nine months ended September 30, 2020, the Company recognized a $1.6 million right of use asset and a corresponding $1.6 million lease liability upon the modification of three bareboat charter-in agreements. This transaction is described in Note 5.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1.General information and significant accounting policies
Company
Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and our common stock currently trades on the New York Stock Exchange under the symbol STNG.
Our fleet as of September 30, 2020 consisted of 135 owned, finance leased or bareboat chartered-in product tankers (18 Handymax, 63 MR, 12 LR1 and 42 LR2).
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which Mr. Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment for the vessels in our fleet, in pools, in the spot market, and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.
Basis of accounting
The unaudited condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.
The unaudited condensed consolidated financial statements for the nine months ended September 30, 2020 have been prepared in accordance with International Accounting Standard, or IAS 34, Interim Financial Statements, as issued by the International Accounting Standards Board, or IASB, using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2019. These unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards or IFRS.
Going concern
The unaudited condensed consolidated financial statements have been prepared in accordance with the going concern basis of accounting as described further in the "Liquidity risk" section of Note 18.
Adoption of new and amended IFRS and International Financial Reporting Interpretations Committee interpretations
No significant standards and interpretations were adopted during the nine months ended September 30, 2020.
Standards and interpretations adopted during the nine months ended September 30, 2019
IFRS 16 - Leases, was issued by the IASB on January 13, 2016. IFRS 16 - Leases applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 - Leases amends the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time charter-out arrangements meet the definition of leases under IFRS 16 - Leases, with the Company as lessor, on the basis that the pool or charterer enters into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of the contract.

Moreover, under IFRS 16 - Leases, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.
IFRS 16 - Leases also amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Accordingly, the standard resulted in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the bareboat chartered-in vessel commitments for three bareboat chartered-in vessels that were in place on the transition date which are scheduled to expire in April 2025.  Upon transition, a lessee shall apply IFRS 16- Leases to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 - Leases recognized at the date of initial application (the ‘modified retrospective approach’).  We applied the modified retrospective approach upon transition. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million operating lease liability and a $2.2 million reduction in retained earnings relating to these three vessels.

2.     Prepaid expenses and other assets
The following is a table summarizing our prepaid expenses and other current assets as of September 30, 2020 and December 31, 2019:

	As of
In thousands of U.S. dollars	September 30, 2020	December 31, 2019
Prepaid interest	$4,347	$6,596
Prepaid vessel operating expenses - related party (SSM)	3,231	1,624
Prepaid vessel operating expenses - third parties	2,004	2,123
Prepaid insurance	1,191	760
Other prepaid expenses	1,629	2,752
	$12,402	$13,855

3.     Accounts receivable
The following is a table summarizing our accounts receivable as of September 30, 2020 and December 31, 2019:

	As of
In thousands of U.S. dollars	September 30, 2020	December 31, 2019
Scorpio MR Pool Limited	$32,213	$44,739
Scorpio LR2 Pool Limited	12,233	17,689
Scorpio LR1 Pool Limited	4,812	9,000
Scorpio Handymax Tanker Pool Limited	2,994	2,984
Scorpio Services Holding Limited (SSH)	7	—
Scorpio Ship Management S.A.M.	284	—
Receivables from related parties	52,543	74,412

Insurance receivables	5,621	1,322
Freight and time charter receivables	—	962
Other receivables	1,650	1,478
	$59,814	$78,174
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited, and Scorpio LR1 Pool Limited, or the Scorpio Pools, are related parties, as described in Note 12. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions, which are expected to be collected within one year. The decrease in accounts receivable from December 31, 2019 to September 30, 2020 relates to the timing of cash receipts and decreased revenues from the Scorpio Pools.

Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.
We consider that the carrying amount of accounts receivable approximates their fair value due to the relative short maturity thereof. Accounts receivable are non-interest bearing. At September 30, 2020 and December 31, 2019, no material receivable balances were either past due or impaired.

4.     Vessels and drydock
Operating vessels and drydock
The following is a rollforward of the activity within Vessels and drydock from January 1, 2020 through September 30, 2020.

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2020	4,611,945	108,523	4,720,468
Additions (1)	148,262	32,188	180,450
Fully depreciated assets (2)	(847)	(16,850)	(17,697)
As of September 30, 2020	4,759,360	123,861	4,883,221

Accumulated depreciation
As of January 1, 2020	(665,586)	(46,724)	(712,310)
Charge for the period	(126,871)	(17,449)	(144,320)
Fully depreciated assets (2)	847	16,850	17,697
As of September 30, 2020	(791,610)	(47,323)	(838,933)
Net book value
As of September 30, 2020	$3,967,750	$76,538	$4,044,288

Net book value
As of December 31, 2019	$3,946,359	$61,799	$4,008,158

(1)Additions during the nine months ended September 30, 2020 primarily relates to the various costs relating to drydocks, ballast water treatment system,, and scrubber installations.

(2)Represents the write-offs of fully depreciated equipment and notional drydock costs on certain of our vessels.

The following is a summary of the cost types that were capitalized during the nine months ended September 30, 2020:

In thousands of U.S. dollars	Drydock	Notional component of scrubber	Total drydock additions	Scrubber	BWTS	Other equipment	Capitalized interest	Total vessel additions
Handymax	$1,298	$—	$1,298	$—	$1,989	$160	$—	$2,149
MR	10,161	2,700	12,861	46,886	14,666	1,207	584	63,343
LR1	601	600	1,201	12,542	—	133	188	12,863
LR2	14,128	2,700	16,828	54,473	13,878	1,014	542	69,907
	$26,188	$6,000	$32,188	$113,901	$30,533	$2,514	$1,314	$148,262
Ballast Water Treatment Systems

In July 2018, we executed an agreement to purchase 55 ballast water treatment systems, or BWTS, from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have been, or are expected to be installed through 2023 as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Costs capitalized for these systems include the cost of the base equipment that we have contracted to purchase in addition to directly attributable installation costs. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life and are depreciating the equipment and related installation costs on this basis.
Exhaust Gas Cleaning Systems or Scrubbers
We have commenced a program to retrofit the majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our vessels to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate unaffiliated third-party suppliers to retrofit a total of 77 of our vessels with such systems for total consideration of $116.1 million (which excludes installation costs). We also obtained options to retrofit additional tankers under these agreements. In June and September 2019, we exercised the option to retrofit an additional 14 and seven of our vessels, respectively, with scrubbers for total consideration of $30.3 million (which excludes installation costs). In April 2020, we reached an agreement with a counterparty to postpone the purchase and installation of scrubbers on 19 of our vessels. The installation of these scrubbers is now expected to begin not earlier than 2021.
Costs capitalized for these systems include the cost of the base equipment that the Company has contracted to purchase in addition to directly attributable installation costs. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life, with the exception of approximately 10% of the equipment cost, which is estimated to require replacement at each vessel's next scheduled drydock. This amount has been allocated as a notional component upon installation.
As of September 30, 2020, we retrofitted a total of 72 of our vessels with scrubbers and 49 vessels with BWTS. The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of September 30, 2020 (1):

As of September 30,
In thousands of U.S. dollars	2020
Less than 1 month	$1,085
1-3 months	1,446
3 months to 1 year	2,172
1-5 years	19,935
5+ years	—
Total	$24,638
(1)These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.
Carrying values of vessels
At each balance sheet date, we review the carrying amounts of vessels and drydock costs and right of use assets for vessels to determine if there is any indication that these amounts have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second-hand product tankers, discounted projected vessel operating cash flows and the Company’s overall business plans.
At September 30, 2020, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. As part of this assessment, we evaluated the ongoing impact of the COVID-19 pandemic which has resulted in a precipitous decline in oil demand.
At the outset of the COVID-19 pandemic, an oversupply of petroleum products and contango in oil prices led to record floating storage and arbitrage opportunities of both crude and refined petroleum products. This dynamic resulted in an increase in spot market rates to historically high levels through May 2020. In June 2020, the oil markets began to stabilize as global economies slowly re-opened, thus limiting arbitrage opportunities and resulting in the drawdown of accumulated inventories. Consequently, trading volumes and spot TCE rates decreased towards the end of the second quarter of 2020. This downward trend continued through the third quarter of 2020. These market conditions also had a corresponding effect on the resale values of second-hand product tankers, which have generally declined over this time period.

On this basis, we have determined that indications of impairment existed as of September 30, 2020 and performed value in use calculations for each of our cash generating units where we estimated each vessel’s future cash flows.
The value in use calculations were primarily based on (i) our best estimate of forecasted vessel revenue through the use of a combination of the latest forecast, published time charter rates for the next three years and a 2.39% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period through the vessel's 15th year of useful life, and then matched to the absolute growth in expenses in each period thereafter, (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.39% growth rate in each period thereafter, and (iii) the evaluation of other inputs such as the vessel's remaining useful life, residual value and utilization rate. These cash flows were then discounted to their present value using a pre-tax discount rate of 7.24%. The pre-tax discount rate is determined by the evaluation of internal and external inputs such as our cost of debt, capital structure, the risk-free rate, market risk premium and industry volatility in relation to the overall market. Furthermore, this discount rate reflects a slight reduction from the discount rate used in our impairment testing as of December 31, 2019 of 17 basis points (or 0.17%). During the nine months ended September 30, 2020, financial markets have witnessed dramatic reductions in both the risk-free rate of interest and LIBOR rates, with benchmark interest rates falling over 100 basis points during this period. These conditions have had a corresponding tangible effect on our borrowing costs. Nevertheless, as part of our analysis, we have increased the risk premium embedded in our discount rate to account for the market uncertainty arising from the COVID-19 pandemic. This increase in the risk premium partially offsets the decreases resulting from the fall in benchmark interest rates.
At September 30, 2020, our operating fleet consisted of 135 owned, finance leased or right of use (leases accounted for under IFRS 16 - Leases) vessels, and we performed value in use calculations on all vessels (which we have designated as cash generating units). There were no instances where the present value of the operating cash flows of a vessel was less than that vessel's carrying amount; therefore, no impairment was recorded.
The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for September 30, 2020, a 1.0% increase in the discount rate would result in 16 vessels where the present value of the operating cash flows would be less than the carrying value of the vessel. Alternatively, a 5.0% decrease in forecasted time charter rates would result in 26 vessels where the present value of their operating cash flows would be less than their carrying value, while a 10% decrease in forecasted time charter rates would result in 82 vessels where the present value of their operating cash flows would be less than their carrying value.
The continued downward pressure on spot rates during the second and third quarters of 2020 has led to corresponding reductions in published one year time charter rates. However, three-year published time charter rates have not been impacted as meaningfully, particularly for LR1 and LR2 vessel classes. This data suggests that the market is pricing in an eventual recovery once the COVID-19 pandemic subsides. Our value in use calculations benefit from these forecasts given the age profile of our fleet, with an average age of 4.69 years.
This thesis is supported by factors such as (i) the impending availability of vaccines for the COVID-19 virus and subsequent forecasts for an economic recovery, (ii) shifts in oil refinery capacity favorable to product shipping, and (iii) historically low newbuilding levels of product vessels combined with an aging overall product tanker fleet. Nevertheless, we expect the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition.
Capitalized interest
In accordance with IAS 23 - Borrowing Costs, applicable interest costs are capitalized during the period that BWTS and/or scrubber installations are constructed and installed on our vessels. For the nine months ended September 30, 2020 and 2019, we capitalized interest expense for the respective vessels of $1.3 million and $2.0 million, respectively. The annualized capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.2% for the nine months ended September 30, 2020. We cease capitalizing interest when the vessels, BWTS, and/or scrubbers reach the location and condition necessary to operate in the manner intended by management.

5.     Right of use assets and related lease liabilities
During the nine months ended September 30, 2020, we had bareboat charter-in commitments on 10 vessels under fixed rate bareboat agreements and 19 vessels under variable rate bareboat agreements. All of these agreements are being accounted for under IFRS 16 - Leases which amended the previous accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. The bareboat charters on two of the fixed rate Handymax vessels expired in June 2020, and a third expired in July 2020. The rights and obligations under the bareboat charter-in agreements for the vessels under the variable rate bareboat agreements were acquired in September 2019 as part of the transaction to acquire three subsidiaries of Trafigura Maritime Logistics Pte. Ltd., (“Trafigura”), that collectively held leasehold interests in 19 product tankers for an aggregate value of $803 million (the “Trafigura Transaction”).

    The following is the activity of the right of use assets from January 1, 2020 through September 30, 2020:

In thousands of U.S. dollars		Vessels	Drydock (1)	Total
Cost
	As of January 1, 2020	705,857	18,962	724,819
	Additions	155,913	4,600	160,513
	Fully depreciated assets (2)	(8,393)	—	(8,393)
	As of September 30, 2020	853,377	23,562	876,939

Accumulated depreciation and impairment
	As of January 1, 2020	(25,374)	(1,542)	(26,916)
	Charge for the period	(35,368)	(3,604)	(38,972)
	Fully depreciated assets (2)	8,393	—	8,393
	As of September 30, 2020	(52,349)	(5,146)	(57,495)
Net book value
	As of September 30, 2020	$801,028	$18,416	$819,444
Net book value
	As of December 31, 2019	$680,483	$17,420	$697,903
(1)     Drydock costs for bareboat chartered-in vessels are depreciated over the shorter of the lease term or the period until the next scheduled drydock. On this basis, the drydock costs incurred for these vessels is being depreciated separately.
(2)     This amount represents the write-off of fully depreciated right of use assets related to the bareboat charters on three of the fixed rate Handymax vessels that expired in June and July 2020 and were redelivered to their owners.
Vessels recorded as right of use assets derive income from subleases through time charter-out and pool arrangements. For the nine months ended September 30, 2020 and 2019, sublease income of $140.9 million and $35.8 million, respectively, is included in Vessel revenue.
The following table summarizes the payments made for the nine months ended September 30, 2020 and September 30, 2019 relating to lease liabilities accounted for under IFRS 16 - Leases:

	For the nine months ended September 30,
In thousands of U.S. dollars	2020	2019
Interest expense recognized in consolidated statements of income or loss	$21,996	3,162
Principal repayments recognized in consolidated cash flow statements	60,424	18,450
Net (increase) / decrease in accrued interest expense	(153)	16
Net (decrease) / increase in prepaid interest expense	(365)	1,185
Total payments on lease liabilities under IFRS 16	$81,902	$22,813
The undiscounted remaining future minimum lease payments under bareboat charter-in arrangements that were accounted as lease liabilities under IFRS 16 - Leases as of September 30, 2020 were $784.7 million. The obligations under these agreements will be repaid as follows:

As of
In thousands of U.S. dollars	September 30, 2020
Less than 1 year	$85,064
1 - 5 years	290,064
5+ years	409,576
Total	$784,704
Discounting effect	(134,741)
Lease liability	$649,963
During the nine months ended September 30, 2020, we recognized no expenses under time and bareboat charter agreements that were accounted for as operating leases, while during the nine months ended September 2019, we recognized expenses of $4.4 million. These lease payments include payments for the non-lease elements in our time chartered-in arrangements.
Bareboat chartered-in vessel commitments with fixed payments
During the nine months ended September 30, 2020, we extended the terms of the bareboat agreements for three Handymax vessels, Silent and Single into June 2020 and Star I into July 2020, at the rate of $6,300 per day. These extensions were determined to be lease modifications under IFRS 16 - Leases. Accordingly, we recognized right of use assets of $1.6 million and corresponding lease liabilities of $1.6 million based upon our incremental borrowing rate of 4.03%. The bareboat charters on Silent and Single expired in June 2020, and Star I expired in July 2020.
Bareboat chartered-in vessel commitments with variable payments
During the nine months ended September 30, 2020, we recorded lease liabilities and corresponding right of use assets upon the delivery of four MR vessels, whose leasehold interests were acquired as part of the Trafigura Transaction (STI Miracle, STI Maestro, STI Mighty and STI Maximus). The right of use assets were measured based on (i) the present value of the minimum lease payments under each lease (which assumes the exercise of the purchase options at expiration) of $138.8 million, (ii) the value of the equity issued for each lease (as an initial direct cost) of $17.1 million, and (iii) other initial direct costs of $3.0 million (which includes costs incurred as part of the transaction and capitalized costs incurred as part of the construction of each vessel).

These leases are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in the Company’s business. The leased vessels are required to maintain a fair value, as determined by the average of annual appraisals from approved third-party brokers, of 111% of the outstanding principal balance as of the last banking day of the year. We were in compliance with all terms and conditions of these leases as of September 30, 2020.

6.    Other assets

	As of
In thousands of U.S. dollars	September 30, 2020	December 31, 2019
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$35,700	$35,700
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (1)	5,661	6,794
Scorpio LR1 Pool Ltd. pool working capital contributions (1)	6,600	6,600
Working capital contributions to Scorpio Pools	47,961	49,094

Deposits for scrubbers (2)	7,920	35,846
Seller's credit on sale leaseback vessels (3)	10,047	9,624
Capitalized loan fees (5)	3,743	4,039
Equity consideration issued for the leasehold interest acquired from Trafigura for vessels under construction (6)	—	18,086
Deposits for BWTS (4)	—	12,699
Investment in BWTS supplier (4)	1,751	1,751
Other assets	$71,422	$131,139

(1)    Upon entrance into the Scorpio LR2, LR1, and Handymax Tanker Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel's exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within Accounts Receivable) or non-current (within Other Assets) according to the expiration of the contract.

(2)    From August 2018 through September 2019, we entered into agreements with two separate suppliers to retrofit a total of 98 of our vessels with scrubbers for total consideration of $146.4 million (which excludes installation costs). These scrubbers have been installed, or are expected to be installed throughout the next two years. Deposits paid for these systems are reflected as investing cash flows within the unaudited condensed consolidated statement of cash flows.

(3)    The seller's credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto which occurred in April 2017. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration. We recorded $0.4 million as interest income as part of these agreements during each of the nine months ended September 30, 2020 and 2019.

(4)    In July 2018, we executed an agreement to purchase 55 BWTS from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have been installed, or are expected to be installed through 2023, as each respective vessel under the agreement is due for its IOPP renewal survey. Upon entry into this agreement, we also obtained a minority equity interest in this supplier for no additional consideration. We have determined that of the total consideration of $36.2 million, $1.8 million is attributable to the minority equity interest.

    Since July 2018, aggregate deposits of $33.5 million have been made under this agreement. Deposits paid for these systems are reflected as investing cash flows within the unaudited condensed consolidated statement of cash flows.  We have also recorded $1.8 million as the aforementioned minority equity interest, which is being accounted for as a financial asset under IFRS 9. Under the terms of the agreement, we were granted a put option, exercisable after one year following the date of the agreement, whereby we can put the shares back to the supplier at a predetermined price. The supplier was also granted a call option, exercisable two years following the date of the agreement, whereby it can buy the shares back from us at a predetermined price, which is greater than the strike price of the put option. Given that the value of this investment is contractually limited to the strike prices set forth in these options, we have recorded the value of the investment at the put option strike price, or $1.8 million in aggregate. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million. We consider this value to be a Level 3 fair value measurement as this supplier is a private company, and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised our put option in full).

(5)    Represents upfront loan fees on credit facilities that are expected to be used to partially finance the purchase and installation of scrubbers or refinance the indebtedness on certain vessels. These fees are reclassified as deferred financing fees (net of Debt) when the tranche of the loan to which the vessel relates is drawn.

(6)    On September 26, 2019, we acquired subsidiaries of Trafigura as part of the Trafigura Transaction, which have leasehold interests in 19 product tankers under bareboat charter agreements with subsidiaries of an international financial institution.  Of the 19 vessels, 15 were delivered on September 26, 2019 and four were under construction. For the four vessels under construction, we issued 591,254 shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $17.1 million and assumed commitments on the bareboat charter agreements of an estimated aggregate of $138.9 million upon each vessel's delivery from the shipyard. The value of the equity issued of $17.1 million plus certain initial direct costs of approximately $0.6 million (which is a pro-rated portion of the legal and professional fees incurred as part of the Trafigura Transaction) and $0.4 million of lease liability fees relating to these four vessels under construction were recorded within "Other Non-current assets" as of December 31, 2019.

    In January 2020, we took delivery of two of these vessels (STI Miracle and STI Maestro), and in March and September 2020, we took delivery of STI Mighty and STI Maximus, respectively, which resulted in the reclassification of an aggregate $18.1 million of initial direct costs to right of use assets on our balance sheet.

7.     Restricted cash
Restricted cash as of September 30, 2020 primarily represents debt service reserve accounts that must be maintained as part of the terms and conditions of our 2017 Credit Facility, Citibank/K-Sure Credit Facility, ABN AMRO/K-Sure Credit Facility and Bank of Communications Financial Leasing (LR2s). The funds in these accounts will be applied against the principal balance of these facilities upon maturity.

8.     Accounts payable
The following is a table summarizing our accounts payable as of September 30, 2020 and December 31, 2019:

	As of
In thousands of U.S. dollars	September 30, 2020	December 31, 2019
Scorpio Ship Management S.A.M. (SSM)	$2,030	$2,454
Scorpio Handymax Tanker Pool Limited	785	116
Scorpio Services Holding Limited (SSH)	440	353
Scorpio LR1 Pool Limited	383	325
Scorpio Commercial Management S.A.M. (SCM)	51	14
Amounts due to a related party port agent	30	58
Scorpio LR2 Pool Limited	7	—
Scorpio MR Pool Limited	—	19
Accounts payable to related parties	3,726	3,339

Suppliers	10,081	19,783
	$13,807	$23,122

The majority of accounts payable is settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.
9.     Accrued expenses
The following is a table summarizing our accrued expenses as of September 30, 2020 and December 31, 2019:

	As of
In thousands of U.S. dollars	September 30, 2020	December 31, 2019
Accrued expenses to a related party port agent	$376	$302
Scorpio Commercial Management S.A.M. (SCM)	130	—
Scorpio Ship Management S.A.M (SSM)	113	213
Scorpio MR Pool Limited	—	1,361
Scorpio Handymax Tanker Pool Limited	—	229
Scorpio Services Holding Limited (SSH)	1	—
Scorpio LR2 Pool Limited	—	794
Scorpio LR1 Pool Limited	—	874
Accrued expenses to related parties	620	3,773

Suppliers	14,860	22,170
Accrued interest	4,659	5,739
Accrued short-term employee benefits	11,355	9,728
Other accrued expenses	215	42
	$31,709	$41,452
10.     Current and long-term debt
The following is a roll forward of the activity within debt (current and non-current), by facility, for the nine months ended September 30, 2020:

		Activity				Balance as of September 30, 2020 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2019	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of September 30, 2020	Current	Non-Current
KEXIM Credit Facility	$199,014	$—	$(157,292)	$—	$41,722	$41,722	$—
ABN AMRO Credit Facility	91,954	—	(91,954)	—	—	—	—
ING Credit Facility	131,439	77,985	(11,764)	—	197,660	51,809	145,851
2018 NIBC Credit Facility	31,621	3,125	(2,648)	—	32,098	32,098	—
2017 Credit Facility	131,499	—	(39,252)	—	92,247	9,976	82,271
Credit Agricole Credit Facility	88,466	—	(6,426)	588	82,628	7,826	74,802
ABN AMRO / K-Sure Credit Facility	43,726	—	(2,888)	537	41,375	3,164	38,211
Citibank / K-Sure Credit Facility	91,086	—	(6,312)	1,364	86,138	6,674	79,464
ABN AMRO / SEB Credit Facility	103,325	4,882	(8,694)	—	99,513	11,775	87,738
Hamburg Commercial Bank Credit Facility	42,150	1,429	(2,441)	—	41,138	3,292	37,846
Prudential Credit Facility	55,463	—	(3,698)	—	51,765	5,546	46,219
2019 DNB / GIEK Credit Facility	—	31,850	(1,958)	—	29,892	3,916	25,976
BNPP Sinosure Credit Facility	—	91,886	(2,105)	—	89,781	9,216	80,565
2020 $225 Million Credit Facility	—	144,925	(2,560)	—	142,365	14,266	128,099
Ocean Yield Lease Financing	148,235	—	(8,209)	143	140,169	10,994	129,175
CMBFL Lease Financing	56,473	—	(57,063)	590	—	—	—
BCFL Lease Financing (LR2s)	90,384	1,773	(6,383)	409	86,183	8,988	77,195
CSSC Lease Financing	233,727	—	(12,982)	(575)	220,170	18,047	202,123
CSSC Scrubber Lease Financing	10,976	1,568	(4,181)	—	8,363	6,272	2,091
BCFL Lease Financing (MRs)	87,810	1,926	(8,865)	—	80,871	12,814	68,057
2018 CMBFL Lease Financing	126,429	10,125	(8,309)	—	128,245	13,007	115,238
$116.0 Million Lease Financing	106,040	5,653	(5,646)	—	106,047	9,245	96,802

AVIC Lease Financing	127,309	—	(8,845)	—	118,464	11,794	106,670
China Huarong Lease Financing	123,750	—	(10,125)	—	113,625	13,500	100,125
$157.5 Million Lease Financing	137,943	—	(10,607)	—	127,336	14,143	113,193
COSCO Lease Financing	76,450	—	(5,775)	—	70,675	7,700	62,975
2020 CMBFL Lease Financing	—	45,383	—	—	45,383	3,241	42,142
IFRS 16 - Leases - Three MRs	44,192	—	(5,416)	—	38,776	7,555	31,221
IFRS 16 - Leases - 7 Handymax	12,778	1,643	(9,908)	—	4,513	4,513	—
$670.0 Million Lease Financing	513,004	138,770	(45,100)	—	606,674	48,443	558,231
Unsecured Senior Notes Due 2020	53,750	—	(53,750)	—	—	—	—
Unsecured Senior Notes Due 2025	—	28,100	—	—	28,100	—	28,100
Convertible Notes Due 2022	180,050	—	(47,750)	6,623	138,923	—	138,923
	$3,139,043	$591,023	$(648,906)	$9,679	$3,090,839	$391,536	$2,699,303
Less: deferred financing fees	(16,596)	(10,519)	—	5,634	(21,481)	(2,639)	(18,842)
Total	$3,122,447	$580,504	$(648,906)	$15,313	$3,069,358	$388,897	$2,680,461

(1)    Relates to non-cash accretion or amortization of (i) debt or lease obligations assumed as part of the 2017 merger with Navig8 Product Tankers Inc. ("NPTI"), which were recorded at fair value on the closing dates, (ii) accretion of our Convertible Notes due 2022 and (iii) amortization and write-offs of deferred financing fees.
Interest expense on all of our borrowings that has been incurred and is unpaid as of September 30, 2020 is accrued within Accrued Expenses (see Note 9).
We were in compliance with all of the financial covenants set forth under the above borrowing arrangements as of September 30, 2020.
Secured Debt
2019 DNB/GIEK Credit Facility
In November 2019, we executed a $55.5 million term loan facility with DNB Bank ASA and the Norwegian Export Credit Guarantee Agency (“GIEK”). In March 2020, we drew $31.9 million from this facility to refinance the existing debt on one of our vessels, STI Sloane, that was previously financed under the KEXIM Credit Facility. We repaid the outstanding indebtedness of $17.4 million related to this vessel under our KEXIM Credit Facility as part of this transaction.
The remaining availability under this credit facility is expected to be utilized to refinance the existing debt on an additional vessel that is currently financed under our KEXIM Credit Facility. The loan is comprised of two facilities: (i) an ECA facility of $47.2 million, which is comprised of a $41.6 million tranche and guaranteed by GIEK, or the “GIEK Tranche”, and a $5.6 million commercial tranche or the “Commercial Bank Tranche” and (ii) a commercial facility of $8.3 million, or the “Commercial Facility".

These facilities are collectively referred to as the 2019 DNB/GIEK Credit Facility. The remaining amount available under this is expected to be drawn in December 2020, the timing of which will align with the installation of scrubbers on certain of our vessels. The 2019 DNB/GIEK Credit Facility matures in July 2024 and bears interest at LIBOR plus a margin of 2.5% per annum. The amounts drawn as of September 30, 2020 under this facility will be repaid in equal quarterly installments of $1.0 million. Once fully drawn, the 2019 DNB / GIEK Credit Facility is expected to be repaid in equal quarterly installments of $1.7 million in aggregate, with a balloon payment due at maturity.
Our 2019 DNB/GIEK Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through the second anniversary of the date of the agreement and 135% at all times thereafter.
BNPP Sinosure Credit Facility
In December 2019, we executed a senior secured term loan facility with BNP Paribas and Skandinaviska Enskilda Banken AB for up to $134.1 million. In March 2020, we drew $42.1 million from this facility to partially finance the purchase and installation of scrubbers on 22 vessels. This borrowing is collateralized by two of our vessels (STI Park and STI Fulham) that were previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $28.8 million related to these vessels under our KEXIM Credit Facility as part of this transaction.
In June 2020, we drew down $24.9 million from this facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by one of our LR2 product tankers (STI Elysees), which was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $17.8 million related to this vessel under our KEXIM Credit Facility as part of this transaction.
In September 2020, we drew down $24.9 million from this facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by one of our LR2 product tankers (STI Orchard), which was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $16.2 million related to this vessel under our KEXIM Credit Facility as part of this transaction. The remaining availability under this credit facility is expected to be utilized to refinance two vessels that are currently financed under our KEXIM Credit Facility.
The loan is split into two facilities, (i) a commercial facility for up to $67.0 million (the "Commercial Facility"), and (ii) a Sinosure facility for up to $67.0 million (the "Sinosure Facility"), which is insured by the China Export & Credit Insurance Corporation ("Sinosure"). The amounts drawn have been split evenly between the two facilities. These facilities are collectively referred to as the BNPP Sinosure Credit Facility.
The BNPP Sinosure Credit Facility is split into 70 tranches each of which will represent the lesser of 85% of the purchase and installation price of 70 scrubbers, or $1.9 million per scrubber (and not to exceed 65% of the fair value of the collateral vessels). The Sinosure Facility and the Commercial Facility bear interest at LIBOR plus a margin of 1.80% and 2.80% per annum, respectively. The loan facility is available for future en bloc drawdowns on December 15, 2020 and March 15, 2021. Based on the amounts borrowed as of September 30, 2020, the Sinosure Facility is expected to be repaid in 10 semi-annual installments of $4.6 million, with the repayment amounts gradually expected to increase to $6.7 million as the facility is drawn in future periods (with separate repayment periods as each tranche of the loan is drawn down). The Commercial Facility is expected to be repaid at the final maturity date of the facility, or October 2025.
Our BNPP Sinosure Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through December 31, 2022 and 135% at all times thereafter.

2018 NIBC Credit Facility
In April 2020, we drew down $3.1 million from our upsized $35.7 million term loan facility with NIBC Bank N.V. to partially finance the purchase and installation of scrubbers on two vessels. The upsized portion of this facility matures in June 2021, bears interest at LIBOR plus a margin of 2.50% per annum, and is expected to be repaid in equal quarterly installments of $0.1 million per vessel, with a balloon payment due at maturity.
Hamburg Commercial Bank Credit Facility
In April 2020, we drew down $1.4 million from our Hamburg Commercial Bank Credit Facility to partially finance the purchase and installation of a scrubber on one of our vessels. This drawdown reflects the remaining availability under this facility. All tranches (including those previously drawn) of the Hamburg Commercial Bank Credit Facility mature in November 2024, bear interest at LIBOR plus a margin of 2.25% per annum, and are scheduled to be repaid in equal quarterly installments of $0.8 million in aggregate, with a balloon payment due at maturity.
ING Credit Facility
In May 2020, we executed an agreement to upsize our $179.2 million credit facility with ING Bank N.V. to $251.4 million. This upsized portion of this facility of $72.1 million was fully drawn in May 2020, and the proceeds were used to refinance the existing debt on five vessels (STI Broadway, STI Comandante, STI Brixton, STI Pimlico and STI Finchley) which were previously financed under the KEXIM Credit Facility. We repaid the outstanding indebtedness of $60.2 million related to these vessels under our KEXIM Credit Facility as part of this transaction.
The upsized loan has a final maturity of five years from the initial drawdown date and bears interest at LIBOR plus a margin. The upsized portion of the loan is scheduled to be repaid in equal installments of approximately $2.1 million per quarter, in aggregate, for the first twelve installments and approximately $2.0 million per quarter, in aggregate, thereafter, with a balloon payment due at maturity. The remaining terms and conditions, including financial covenants, are similar to our existing credit facilities.
In July 2020, we drew down $3.3 million under the scrubber portion of this facility to partially finance the purchase and installation of scrubbers on two MRs and one LR2 that are currently part of this arrangement. The drawdowns of $1.1 million per vessel bear interest at LIBOR plus a margin of 1.95%. One MR will be repaid in seven quarterly principal payments of $0.1 million with the balance due upon maturity in June 2022. The other two vessels will be repaid in two quarterly principal payments of $0.7 million in aggregate with the balance due upon maturity in March 2021.
In September 2020, we drew down $2.6 million under the scrubber portion of this facility to partially finance the purchase and installation of scrubbers on two MRs that are currently part of this arrangement. A drawdown of $1.1 million bears interest at LIBOR plus a margin of 1.95% and will be repaid in seven quarterly principal payments of $0.1 million with the balance due upon maturity in June 2022. A drawdown of $1.5 million bears interest at LIBOR plus a margin of 2.40% and will be repaid in seven quarterly principal payments of $0.2 million with the balance due upon maturity in June 2022.
2020 $225.0 Million Credit Facility
In May 2020, we executed the 2020 $225.0 Million Credit Facility with a group of European financial institutions. In June 2020 we drew $101.2 million from this facility to refinance the existing debt on four LR2s (STI Savile Row, STI Spiga, STI Kingsway and STI Carnaby) that were previously financed under the ABN AMRO Credit Facility (which was scheduled to mature during the third quarter of 2020). We repaid the outstanding indebtedness of $87.7 million under our ABN AMRO Credit Facility as part of this transaction.
In September 2020 we drew down $43.7 million from this facility to refinance the existing debt on two LR1s (STI Pride and STI Providence) that were previously financed under our CMBFL Lease Financing arrangement. We repaid $54.0 million on our CMBFL Lease Financing arrangement as part of this transaction. In connection with this repayment, approximately $2.0 million was released from restricted cash that was previously held in a deposit account under the terms and conditions of our CMBFL Lease Financing Arrangement. The remaining availability under this credit facility is expected to be used to refinance the existing debt on three vessels, and scrubbers on two LR2s.
The borrowing amount of the facility is the lower of $225.0 million in aggregate and 55% of the fair market value of the vessels. The loan has a final maturity of five years from the closing date of the loan, bears interest at LIBOR plus a margin, and, based on the amounts drawn as of September 30, 2020, is expected to be repaid in equal installments of approximately $3.6 million per quarter. The repayment amounts are expected to gradually increase to $5.3 million per quarter, in aggregate, as the facility is drawn in future periods, with a balloon payment due at maturity.
Our 2020 $225.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.

•Consolidated tangible net worth of no less than $1.4 billion.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through May 2022 and 140% at all times thereafter.
ABN AMRO / SEB Credit Facility
In June 2020, we drew down $3.2 million from the upsized ABN AMRO / SEB Credit Facility to partially finance the purchase and installation of scrubbers on two vessels. This borrowing matures in March 2023, bears interest at LIBOR plus a margin of 2.60% per annum, and is expected to be repaid in equal quarterly installments of approximately $0.1 million per vessel, with a balloon payment due at maturity.
In July 2020, we drew down $1.6 million from this facility to partially finance the purchase and installation of a scrubber on one of our vessels. This borrowing matures in June 2023, bears interest at LIBOR plus a margin of 2.60% per annum and is expected to be repaid in equal quarterly installments of approximately $0.1 million, with a balloon payment due at maturity.
Lease Financing
AVIC Lease Financing
In February 2020, we executed an agreement to upsize the AVIC Lease Financing arrangement by $8.0 million to finance the purchase and installation of scrubbers on the two MRs and two LR2 product tankers that are part of this arrangement. The upsized portion of the lease financing will be used to finance up to the lesser of 80% of the purchase and installation price of the scrubbers or 80% of the appreciated value of the vessel. The upsized portion of the lease financing is expected to have final maturity of three years after the first drawdown, bears interest at LIBOR plus a margin of 4.20% per annum and is expected to be repaid in quarterly principal payments of approximately $0.2 million per vessel, if fully drawn.
2018 CMBFL Lease Financing
In May 2020, we drew an aggregate of $10.1 million under the scrubber portion of our 2018 CMBFL Lease Financing to partially finance the purchase and installation of scrubbers on the six MRs that are currently part of this arrangement. The upsized portion of the lease financing has a final maturity of 3.5 years after the first drawdown, bears interest at LIBOR plus a margin of 3.10% per annum, and will be repaid in quarterly principal payments of approximately $0.1 million per vessel.
BCFL Lease Financing (MRs and LR2s)
In April 2020, we executed agreements to increase the borrowing capacities of our BCFL Lease Financing arrangements (MRs and LR2s) by up to $1.9 million per vessel; the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on certain vessels. Three vessels are under the BCFL Lease Financing (LR2s) arrangement, and five vessels are under the BCFL Lease Financing (MRs) arrangement. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
In July 2020, we drew down $3.7 million on these agreements to partially finance the purchase and installation of scrubbers on two vessels as follows: (i) $1.8 million on one vessel under the BCFL Lease Financing (LR2s) arrangement; and (ii) $1.9 million on one vessel under the BCFL Lease Financing (MRs) arrangement.
$116.0 Million Lease Financing
In April 2020, we executed agreements to increase the borrowing capacity of four vessels under our $116.0 Million Lease Financing by up to $1.9 million per vessel; the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on these vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
In July 2020, we drew down $5.7 million on these agreements to partially finance the purchase and installation of scrubbers on three vessels.
IFRS 16 - Leases - Three MRs
In April 2020, we executed agreements to increase the borrowing capacity of three vessels under our IFRS 16 - Leases - Three MRs lease arrangement by up to $1.9 million per vessel; the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on these vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.

CSSC Scrubber Lease Financing
In August 2020, we drew $1.6 million under our CSSC Scrubber Lease Financing to partially finance the purchase and installation of a scrubber on STI Gratitude. The CSSC Scrubber Lease Financing bears interest at LIBOR plus a margin of 3.8% per annum, matures two years from the date of the drawdown and will be repaid in monthly installment payments of approximately $0.1 million.
2020 CMBFL Lease Financing
In September 2020, the we executed an agreement with CMB Financial Leasing Co., Ltd to sell and leaseback two MR product tankers (STI Leblon and STI Bosphorus). The aggregate borrowing amount under the arrangement was $45.4 million, which was drawn in September 2020. A portion of the proceeds were utilized to repay $30.1 million of the outstanding indebtedness relating to these two vessels under our 2017 Credit Facility.
Under the agreement, each vessel is subject to a seven year bareboat charter agreement. The lease financing bears interest at LIBOR plus a margin and is expected to be repaid in 28 equal quarterly repayments of approximately $0.4 million per vessel. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary date from the delivery date of the respective vessel. The fair market value of each vessel under the agreement shall at all times be no less than 120% of the outstanding balance for such vessel.
This transaction is being accounted for as a financing transaction under IFRS 9 - Financial Instruments as the transaction does not qualify as a ‘sale’ under IFRS 15 - Revenue given our right to repurchase the asset during the lease period. Accordingly, no gain or loss is recorded, and we will continue to recognize each vessel as an asset and a financial liability (i.e. debt) for the consideration received.
$12.0 Million Scrubber Financing
In September 2020, we received a commitment to upsize the lease financing arrangement with a financial institution by $12.0 million to finance the purchase and installation of scrubbers on six MR product tankers. The upsized portion of the lease financing will be used to finance up to $2.0 million of the purchase and installation price of each scrubber. The leases bear interest at LIBOR plus a margin and are expected to be repaid in 12 equal quarterly installments. The remaining terms and conditions, including financial covenants, are similar to those set forth in our existing lease financing facilities. These lease financing arrangements are subject to customary conditions precedent and the execution of definitive documentation.
Unsecured debt
Senior Notes due 2020
In May 2020, our Senior Notes due 2020 matured, and the outstanding principal balance of $53.8 million was repaid in full.
Senior Notes due 2025
In May 2020, we issued $28.1 million aggregate principal amount of 7.0% senior unsecured notes due June 30, 2025 (the “Senior Notes due 2025”) in an underwritten public offering. This amount includes $3.1 million related to the partial exercise of the underwriters’ option to purchase additional Senior Notes due 2025 under the same terms and conditions. The aggregate net proceeds were approximately $26.5 million after deducting underwriting commissions and offering expenses.
The Senior Notes due 2025 bear interest at a coupon rate of 7.0% per year, payable quarterly in arrears on the 30th day of March, June, September, and December of each year. Coupon payments commenced on June 30, 2020. We may redeem the Senior Notes due 2025 in whole or in part, at our option, at any time (i) on or after June 30, 2022 and prior to June 30, 2023, at a redemption price equal to 102% of the principal amount to be redeemed, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a redemption price equal to 101% of the principal amount to be redeemed, and (iii) on or after June 30, 2024 and prior to maturity, at a redemption price equal to 100% of the principal amount to be redeemed, in each case plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes due 2025 are a senior unsecured obligation and rank equally with all of our existing and future senior unsecured and unsubordinated debt, are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and are structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes due 2025. The Senior Notes due 2025 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol “SBBA.”

The Senior Notes due 2025 require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. Prior to June 30, 2022, we may repurchase in whole, but not in part, the Senior Notes due 2025 at a redemption price equal to 104% of the principal amount of the Senior Notes due 2025 to be repurchased, plus accrued and unpaid interest to, but excluding, the date of redemption upon the occurrence of certain change of control events.
The financial covenants under our Senior Notes due 2025 include:
•Net borrowings shall not equal or exceed 70% of total assets.
•Net worth shall always exceed $650.0 million.
The outstanding balance was $28.1 million as of September 30, 2020.
Convertible Notes due 2022
The conversion rate of our Convertible Notes due 2022 is subject to change upon the issuance of a dividend. The table below details the dividends declared during the nine months ended September 30, 2020 and the corresponding effect to the conversion rate of the Convertible Notes due 2022:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
March 2, 2020	$0.10	25.8763
June 1, 2020	$0.10	26.0200
September 9, 2020	$0.10	26.2463
    (1) Per $1,000 principal amount of the Convertible Notes due 2022.
Between July 1, 2020 and September 30, 2020, we repurchased $52.3 million face value of our Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million. As a result of these repurchases, we reduced the liability component of the Convertible Notes due 2022 by $47.7 million and we recorded a $1.0 million gain on repurchase of Convertible Notes within the consolidated statement of income or loss.
The carrying value of the liability component of the Convertible Notes due 2022 as of September 30, 2020 and December 31, 2019 was $138.9 million and $180.1 million, respectively. We incurred $4.4 million of coupon interest and $6.6 million of non-cash accretion during the nine months ended September 30, 2020.

11.     Common shares
 Reverse stock split
On January 18, 2019, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.
2013 Equity Incentive Plan
In January 2020, we issued an aggregate of 469,680 shares of restricted stock to certain of our employees for no cash consideration pursuant to the 2013 Equity Incentive Plan (the “Plan”). The share price on the issuance date was $36.73 per share. The vesting schedule for these restricted shares is (i) one-third of the shares will vest on September 8, 2022, (ii) one-third of the shares will vest on September 7, 2023, and (iii) one-third of the shares will vest on September 5, 2024, subject to certain conditions.
On June 30, 2020, our Board of Directors approved the reloading of the Plan and we reserved an additional 362,766 common shares of the Company for issuance pursuant to the Plan.
In September 2020, we issued an aggregate of 220,500 shares of restricted stock to certain of our employees for no cash consideration pursuant to the Plan. The share price on the issuance date was $11.15 per share. The vesting schedule for these restricted shares is (i) one-third of the shares will vest on June 5, 2023, (ii) one-third of the shares will vest on June 4, 2024, and (iii) one-third of the shares will vest on June 4, 2025, subject to certain conditions.
In September 2020, we issued an aggregate of 141,900 shares of restricted stock to certain SSH employees for no cash consideration pursuant to the Plan. The share price on the issuance date was $11.15 per share. The vesting schedule of the restricted stock issued to SSH employees is (i) one-third of the shares will vest on June 5, 2023, (ii) one-third of the shares will vest on June 4, 2024, and (iii) one-third of the shares will vest on June 4, 2025, subject to certain conditions.
The following is a summary of activity for awards of restricted stock that have been granted under the Plan during the nine months ended September 30, 2020.

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2019	3,561,742	$26.45
Granted	832,080	25.59
Vested	(636,897)	36.54
Forfeited	(1,400)	26.64
Outstanding and non-vested, September 30, 2020	3,755,525	$24.55
As of September 30, 2020, there were 3,755,525 unvested shares of restricted stock outstanding. Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the period October 1, 2020 through December 31, 2020	$6,024	$313	$6,337
For the year ending December 31, 2021	20,612	659	21,271
For the year ending December 31, 2022	12,586	208	12,794
For the year ending December 31, 2023	5,587	—	5,587
For the year ending December 31, 2024	1,603	—	1,603
For the year ending December 31, 2025	122	—	122
	$46,534	$1,180	$47,714
 Dividend Payments
In February 2020, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on March 13, 2020 to all shareholders of record as of March 2, 2020.
In May 2020, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on June 15, 2020 to all shareholders of record as of June 1, 2020.
In August 2020, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on September 29, 2020 to all shareholders of record as of September 9, 2020.
Securities Repurchase Program
In May 2015, our Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of our common stock and bonds, the latter of which consists, as of September 30, 2020, of our (i) Senior Notes due 2025 (NYSE: SBBA) and (ii) Convertible Notes due 2022.
    In September 2020, we acquired an aggregate of 1,170,000 of our common shares at an average price of $11.18 per share for a total of $13.1 million; the repurchased shares are being held as treasury shares.
Between July 1, 2020 and September 30, 2020 we repurchased $52.3 million face value of our Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million.
New $250 Million Securities Repurchase Program
In September 2020, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of securities which, in addition to our common shares, currently consist of our Convertible Notes due 2022 and Senior Notes due 2025 (NYSE: SBBA). The aforementioned repurchases of common stock and our convertible notes were executed under the previous securities repurchase program which has since been terminated and any future purchases of the Company’s securities will be made under the new $250 million securities repurchase program. As of September 30, 2020, there is $250 million available under the new $250 Million Securities Repurchase Program.

There were 7,519,324 and 6,349,324 common shares held in treasury at September 30, 2020 and December 31, 2019, respectively.

At the Market Offering Program
In November 2019, we entered into an “at the market” offering program (the "ATM Program") pursuant to which we may sell up to $100 million of our common shares, par value $0.01 per share. As part of the ATM Program, we entered into an equity distribution agreement dated November 7, 2019 (the “Sales Agreement”), with BTIG, LLC, as sales agent (the “Agent”). In accordance with the terms of the Sales Agreement, we may offer and sell our common shares from time to time through the Agent by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise agreed upon by the Agent and the Company.
In June 2020, we sold an aggregate of 137,067 of our common shares at an average price of $18.79 per share for aggregate net proceeds of $2.6 million. There is $97.4 million of remaining availability under the ATM Program as of September 30, 2020.
Shares outstanding
As of September 30, 2020, we had 58,000,147 common shares outstanding. These shares provide the holders with dividends and voting rights.

12.     Related party transactions
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the unaudited condensed consolidated statements of income or loss and balance sheets are as follows:

	For the nine months ended September 30
In thousands of U.S. dollars	2020	2019
Pool revenue (1)
Scorpio LR2 Pool Limited	$312,666	$180,841
Scorpio MR Pool Limited	284,425	178,469
Scorpio Handymax Tanker Pool Limited	92,509	69,184
Scorpio LR1 Pool Limited	75,086	46,405
Voyage revenue (2)	2,334	—
Voyage expenses (3)	(3,657)	(721)
Vessel operating costs (4)	(25,484)	(23,832)
Administrative expenses (5)	(10,369)	(9,477)

(1)These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related party affiliates. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.
(2)These transactions relate to revenue earned in the spot market on voyages chartered through SSH, a related party affiliate.
(3)Related party expenditures included within voyage expenses in the unaudited condensed consolidated statements of income or loss consist of the following:
•Expenses due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1 and LR2 vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the unaudited condensed consolidated statements of income or loss. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charged the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.
•Expenses of $1.0 million paid to SSH, a related party affiliate, for voyage expenses incurred in the fulfillment of certain spot market voyages during the nine months ended September 30, 2020. No voyage expenses were charged by SSH during the nine months ended September 30, 2019.
•Bunker consumption of $2.0 million that was purchased from a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) during the nine months ended September 30, 2020. No bunkers were purchased from this provider during the nine months ended September 30, 2019.
(4)Related party expenditures included within vessel operating costs in the unaudited condensed consolidated statements of income or loss consist of the following:
•Technical management fees of $23.9 million and $22.5 million charged by SSM, a related party affiliate, during the nine months ended September 30, 2020 and 2019, respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $110.9 million and $103.9 million during the nine months ended September 30, 2020 and 2019, respectively. SSM's fixed annual technical management fee is $175,000 per vessel plus certain itemized expenses in the technical management agreement.
•Vessel operating expenses of $1.6 million and $1.4 million charged by a related party port agent during the nine months ended September 30, 2020 and 2019, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.
(5)We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party affiliate. We reimburse SSH for direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio group of companies, or Scorpio.  The expenses incurred under this agreement were recorded in general and administrative expenses in the unaudited condensed consolidated statement of income or loss and consisted of the following:
•The expense for the nine months ended September 30, 2020 of $10.4 million included (i) administrative fees of $9.4 million charged by SSH, (ii) restricted stock amortization of $0.9 million, which relates to the issuance of an aggregate of 342,000 shares of restricted stock to SSH employees for no cash consideration pursuant to the Plan, and (iii) the reimbursement of expenses of $19,772 to SSH and $33,652 to SCM.
•The expense for the nine months ended September 30, 2019 of $9.5 million included (i) administrative fees of $8.3 million charged by SSH, (ii) restricted stock amortization of $0.9 million, which relates to the issuance of an aggregate of 221,900 shares of restricted stock to SSH employees for no cash consideration pursuant to the Plan, and (iii) the reimbursement of expenses of $0.1 million to SSH and $0.2 million to SCM.

We had the following balances with related party affiliates, which have been included in the unaudited condensed consolidated balance sheets:

	As of
In thousands of U.S. dollars	September 30, 2020	December 31, 2019
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$52,252	$74,412
Accounts receivable and prepaid expenses (SSM) (2)	3,515	1,624
Accounts receivable and prepaid expenses (SSH) (3)	7	—
Other assets (pool working capital contributions) (4)	47,961	49,094
Liabilities:
Accounts payable and accrued expenses (SSM)	2,143	2,667
Accounts payable and accrued expenses (owed to the Scorpio Pools)	1,175	3,717
Accounts payable and accrued expenses (SSH)	441	353
Accounts payable and accrued expenses (related party port agent)	406	361
Accounts payable and accrued expenses (SCM)	181	14

(1)Accounts receivable due from the Scorpio Pools relate to receivables for revenues earned and receivables from working capital contributions. The amounts as of September 30, 2020 and December 31, 2019 include $26.0 million and $24.3 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the Scorpio Pools. These amounts are accounted for and repaid as follows:
•For vessels in the Scorpio LR2 Pool, Scorpio LR1 Pool, and Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.
•For vessels in the Scorpio MR Pool, any contributions are repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital contributed.  Accordingly, we classify such amounts as current (within accounts receivable).
(2)    Accounts receivable and prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.
(3) Accounts receivable and prepaid expenses from SSH relate to spot market voyages that were chartered through SSH, a related party affiliate.
(4)     Represents the non-current portion of working capital receivables as described above.
Other agreements
As of September 30, 2020, we provided seven guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers for a maximum amount of $23.0 million in aggregate.
Key management remuneration
The table below shows key management remuneration for the nine months ended September 30, 2020 and 2019:

	For the nine months ended September 30,
In thousands of U.S. dollars	2020	2019
Short-term employee benefits (salaries)	$9,391	$8,454
Share-based compensation (1)	17,301	16,407
Total	$26,692	$24,861

(1)Represents the amortization of restricted stock issued under the Plan as described in Note 11.
For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.
We have entered into employment agreements with the majority of our executives. These employment agreements remain in effect until terminated in accordance with their terms upon not less than between 24 months' and 36 months' prior written notice, depending on the terms of the employment agreement applicable to each executive. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information.
Upon a change in control of us, the annual bonus provided under the employment agreement becomes a fixed bonus of between 150% and 250% of the executive’s base salary, and the executive may receive an assurance bonus equal to the fixed bonus, depending on the terms of the employment agreement applicable to each executive.
Any such executive may be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the executive’s then current base salary and the assurance bonus, and he will continue to receive all salary, compensation payments and benefits, including additional bonus payments, otherwise due to him, to the extent permitted by applicable law, for the remaining balance of his then-existing employment period. If an executive’s employment is terminated for cause or voluntarily by the employee, he shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination, unless he voluntarily terminated his employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of his office, a material diminution of his duties and responsibilities, and other conditions identified in the employment agreement.
Other than as set forth above, there are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.

13.     Segment reporting

Information about our reportable segments for the nine months ended September 30, 2020 and 2019 is as follows:

For the nine months ended September 30, 2020

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$75,084	$92,508	$318,783	$291,281	$777,656	$—	$777,656
Vessel operating costs	(22,471)	(36,107)	(79,132)	(109,263)	(246,973)	—	(246,973)
Voyage expenses	(34)	(396)	(3,369)	(3,919)	(7,718)	—	(7,718)
Depreciation - owned or finance leased vessels	(15,301)	(15,993)	(58,774)	(54,252)	(144,320)	—	(144,320)
Depreciation - right of use assets	—	(9,805)	(6,426)	(22,741)	(38,972)	—	(38,972)
General and administrative expenses	(876)	(1,503)	(2,943)	(4,494)	(9,816)	(42,054)	(51,870)
Financial expenses	—	—	—	—	—	(119,084)	(119,084)
Gain on repurchase of Convertible Notes	—	—	—	—	—	1,013	1,013
Financial income	102	9	51	375	537	531	1,068
Other expenses, net	—	—	—	—	—	(417)	(417)
Segment income or loss	$36,504	$28,713	$168,190	$96,987	$330,394	$(160,011)	$170,383

For the nine months ended September 30, 2019

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$47,688	$72,845	$182,088	$180,082	$482,703	$—	$482,703
Vessel operating costs	(20,804)	(36,549)	(69,821)	(81,945)	(209,119)	—	(209,119)
Voyage expenses	(618)	(1,514)	(224)	(1,322)	(3,678)	—	(3,678)
Charterhire	—	(4,256)	271	(414)	(4,399)	—	(4,399)
Depreciation - owned or finance leased vessels	(14,486)	(13,958)	(54,862)	(50,269)	(133,575)	—	(133,575)
Depreciation - right of use assets	—	(7,803)	(94)	(6,383)	(14,280)	—	(14,280)
General and administrative expenses	(872)	(1,605)	(2,782)	(3,488)	(8,747)	(37,789)	(46,536)
Financial expenses	—	—	—	—	—	(138,948)	(138,948)
Financial income	286	15	28	399	728	6,698	7,426
Other expenses, net	—	—	—	15	15	(141)	(126)
Segment income or loss	$11,194	$7,175	$54,604	$36,675	$109,648	$(170,180)	$(60,532)

14.     Vessel revenue

During the nine months ended September 30, 2020, we did not have any vessels that earned revenue through long-term time charter contracts (with initial terms of one year or greater). During the nine months ended September 30, 2019, we had three vessels that earned revenue through long-term time-charter contracts. The vessels that did not have long-term time charter contracts earned revenue from the Scorpio Pools or in the spot market.

Revenue Sources

	For the nine months ended September 30,
In thousands of U.S. dollars	2020	2019
Pool revenue	$764,686	$475,007
Time charter revenue	—	2,551
Voyage revenue (spot market)	12,970	5,145
	$777,656	$482,703
Seasonality
The tanker market is typically stronger in the winter months of the northern hemisphere as a result of increased oil consumption but weaker in the summer months of the northern hemisphere as a result of lower oil consumption and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during April to September and stronger during October to March.
These seasonal patterns were disrupted during the nine months ended September 30, 2020, as the outbreak of COVID-19 that originated in China and that has spread to most developed nations of the world resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and caused extreme volatility in the global financial and commodities markets (including oil).
While the reduction of economic activity significantly reduced global demand for oil and refined petroleum products, the extreme volatility in the oil markets and the steep contango that developed in the prices of oil and refined petroleum products resulted in record increases in spot TCE rates as an abundance arbitrage and floating storage opportunities opened up. These conditions persisted for most of the second quarter of 2020 but began to abate in June 2020 as the underlying oil markets stabilized.
Time Chartered-Out Vessels
    In accordance with IFRS 16 - Leases, we are required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.
    These components are accounted for as follows:
•All fixed lease revenue earned under these time charter-out arrangements is recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.
•The non-lease component is accounted for as services revenue under IFRS 15. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
    The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the nine months ended September 30, 2020 and 2019. These figures are not readily quantifiable as our contracts (with the Scorpio Pools or under time charter-out arrangements) do not separate these components. We do not view our pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the nine months ended September 30,
In thousands of U.S. dollars	2020	2019
Lease component of revenue from time charter-out and pool revenue	$480,798	$286,385
Non-lease component of revenue from time charter-out and pool revenue	283,888	191,173
	$764,686	$477,558

We had no vessels on long term time charter out contracts during the nine months ended September 30, 2020. The following table summarizes the terms of our time chartered-out vessels that were in place during the nine months ended September 30, 2019.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration	Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	February-19	$18,000
2	STI Poplar	2014	Handymax	January-16	January-19	$18,000
3	STI Rose	2015	LR2	February-16	February-19	$28,000
Payments received include payments for the non-lease elements in these time chartered-out arrangements.

15.     Crewing costs
    The following table summarizes our crew expenses, including crew benefits, during the nine months ended September 30, 2020 and 2019, respectively.

	For the nine months ended September 30,
In thousands of US dollars	2020	2019
Short term crew benefits (i.e. wages, victualing, insurance)	$130,886	$113,027
Other crew related costs	17,527	14,679
	148,413	127,706

16.     Financial expenses

The following table summarizes our financial expenses for the nine months ended September 30, 2020 and 2019, respectively.

	For the nine months ended September 30,
In thousands of U.S. dollars	2020	2019
Interest expense on debt, net of capitalized interest (1)	$103,772	$120,677
Accretion of convertible notes	6,623	9,162
Amortization of deferred financing fees	4,823	5,673
Accretion of premiums and discounts on assumed debt (2)	2,598	2,725
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	1,268	711
Total financial expenses	$119,084	$138,948

(1)    The decrease in interest payable, net of capitalized interest was primarily attributable to a decrease in LIBOR rates compared to the nine months ended September 30, 2019. Average debt outstanding during the nine months ended September 30, 2020 and 2019 was $3.1 billion and $2.9 billion, respectively.
(2)     The accretion of premiums and discounts represent the accretion or amortization of the fair value adjustments relating to the indebtedness assumed from previous vessel acquisitions.

17.     Earnings / (loss) per share
The calculation of both basic and diluted earnings / (loss) per share is based on net income / (loss) attributable to equity holders of the parent and weighted average outstanding shares of:

	For the nine months ended September 30,
In thousands of U.S. dollars except for share data	2020	2019
Net income / (loss) attributable to equity holders of the parent - basic	$170,383	$(60,532)
Convertible Senior Notes interest expense	11,011	—
Net income / (loss) attributable to equity holders of the parent - diluted	$181,394	$(60,532)

Basic weighted average number of shares	54,800,402	48,251,159
Effect of dilutive potential basic shares:
Restricted stock	1,716,580	—
Convertible Notes due 2022	5,061,034	—
	6,777,614	—
Diluted weighted average number of shares	61,578,016	48,251,159

Earnings / (Loss) Per Share:
Basic	$3.11	$(1.25)
Diluted	$2.95	$(1.25)

The dilutive effect of 6,777,614 shares for the nine months ended September 30, 2020 related to the dilutive impact of unvested restricted shares that have previously been issued under the Plan and our Convertible Notes due 2022. As of September 30, 2020, there were 3,969,199 potentially dilutive shares relating to our Convertible Notes due 2022 (which reflects the reduced number of potentially dilutive shares as a result of the repurchase of $52.3 million face value of the Convertible Notes due 2022 during the third quarter of 2020) and 3,755,525 unvested shares of restricted stock.
During the nine months ended September 30, 2019, the inclusion of potentially dilutive shares relating to our Convertible Notes due 2019 (which matured and were repaid in July 2019) and Convertible Notes due 2022 (representing an aggregate of 5,222,553 shares of common stock) along with the potentially diluted impact of 3,532,017 unvested shares of restricted stock were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

18.     Financial instruments - financial and other risks
Funding and capital risk management
We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to shareholders through the optimization of our debt and equity balance.
IFRS 13 requires classifications of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The fair values and carrying values of our financial instruments at September 30, 2020 and December 31, 2019, respectively, are shown in the table below.
Categories of Financial Instruments

	As of September 30, 2020		As of December 31, 2019
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$218,095	$218,095	$202,303	$202,303
Restricted cash (2)	10,291	10,291	12,293	12,293
Accounts receivable (3)	59,814	59,814	78,174	78,174
Investment in BWTS supplier (4)	1,751	1,751	1,751	1,751
Working capital contributions to Scorpio Pools (5)	47,961	47,961	49,094	49,094
Seller's credit on sale leaseback vessels (6)	10,047	10,047	9,624	9,624

Financial liabilities
Accounts payable (7)	$13,807	$13,807	$23,122	$23,122
Accrued expenses (7)	31,709	31,709	41,452	41,452
Secured bank loans (8)	1,015,522	1,015,522	1,001,087	1,001,087
Lease liabilities under sale leaseback arrangements (9)	1,238,357	1,238,357	1,317,709	1,317,709
Senior Notes due 2020	—	—	54,562	53,750
Senior Notes due 2025(10)	26,339	28,100	—	—
Convertible Notes due 2022 (11)	136,342	151,229	250,305	203,500
IFRS 16 - Lease liabilities (12)	652,547	649,964	571,748	569,974
(1)     Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.
(2)     Restricted cash are considered Level 1 items due to the liquid nature of these assets.
(3)     We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.
(4)    We consider the value of our minority interest in our BWTS supplier (as described in Note 6) to be a Level 3 fair value measurement, as this supplier is a private company and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised the put option set forth in the agreement in full). Moreover, we consider that its carrying value approximates fair value given that the value of this investment is contractually limited to the strike prices set forth in the put option that was granted to the Company and the call option that was granted to the supplier. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million.
(5)    Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the unaudited condensed consolidated balance sheets.  We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.

(6)    The seller's credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the April 2017 sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 6.  This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.  This deposit has been recorded as a financial asset measured at amortized cost.  The present value of this deposit has been calculated based on the interest rate that is implied in the leases, and the carrying value will accrete over the life of the lease using the effective interest method, through interest income, until expiration.  We consider that its carrying value approximates fair value given that its value is contractually fixed based on the terms of each lease.
(7)    We consider that the carrying amounts of accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these amounts.
(8)     The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $12.8 million and $8.8 million of unamortized deferred financing fees as of September 30, 2020 and December 31, 2019, respectively.
(9)    The carrying value of our obligations due under sale and leaseback arrangements are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable. These amounts are shown net of $7.2 million and $7.8 million of unamortized deferred financing fees as of September 30, 2020 and December 31, 2019, respectively.
(10)    The carrying value of our Senior Notes due 2025 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. These notes are shown net of $1.5 million of unamortized deferred financing fees on our unaudited condensed consolidated balance sheet as of September 30, 2020. Our Senior Notes due 2025 are quoted on the New York Stock Exchange under the symbol 'SBBA'. We consider their fair value to be Level 1 measurements due to their quotation on an active exchange.
(11)    The carrying value of our Convertible Notes due 2022 shown in the table above is their face value. The liability component of the Convertible Notes due 2022 has been recorded within Long-term debt on the unaudited condensed consolidated balance sheet as of September 30, 2020. The equity component of the Convertible Notes due 2022 has been recorded within Additional paid-in capital on the unaudited condensed consolidated balance sheet. These instruments are traded in inactive markets and are valued based on quoted prices on the recent trading activity. Accordingly, we consider their fair value to be a Level 2 measurement.
(12)    The carrying values of our lease liabilities accounted for under IFRS 16 - Leases are measured at present value of the minimum lease payments over the lease term, discounted at our incremental borrowing rate. We consider that the carrying value of leases with variable payments approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using the Company's incremental borrowing rate at September 30, 2020. Accordingly, we consider their fair value to be a Level 2 measurement.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.
The financing for (i) three vessels under our KEXIM Credit Facility is scheduled to mature in January 2021, (ii) two vessels under our ING Credit Facility is scheduled to mature in March 2021, and (iii) two vessels under our 2018 NIBC Credit Facility is scheduled to mature in June 2021. While we believe our current financial position is adequate to address the maturity of these instruments, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale of vessels, to meet these obligations. Moreover, a deterioration in economic conditions could cause us to breach our debt covenants and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Based on internal forecasts and projections, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations and commitments under our leasing arrangements) for a period of at least twelve months from the date of approval of these unaudited condensed consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our unaudited condensed consolidated financial statements.

COVID-19
Since the beginning of the calendar year 2020, the outbreak of the COVID-19 virus that originated in China and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The reduction of economic activity has significantly reduced the global demand for oil and refined petroleum products. While actions taken by Saudi Arabia and other OPEC members to increase the production of oil resulted in increased spot market rates in March, April and May of this year, these market conditions have since abated, resulting in a decrease in spot market rates beginning in June 2020. We expect the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition for the period of at least twelve months from the date of approval of these unaudited condensed consolidated financial statements and beyond. An estimate of the ultimate impact on our results of operations and financial condition cannot be made at this time.

19.     General and administrative expenses
General and administrative expenses increased by $5.3 million to $51.9 million from $46.5 million for the nine months ended September 30, 2020 and 2019, respectively. This increase was primarily driven by an increase in restricted stock amortization and compensation expenses.

20.     Subsequent events
Declaration of dividend
In November 2020, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which is expected to be paid on December 14, 2020 to all shareholders of record as of November 23, 2020.
Convertible Notes due 2022
In November 2020, the conversion rate of our Convertible Notes due 2022 was adjusted to reflect the scheduled payment of a cash dividend with respect to our common shares. The new conversion rate for the Convertible Notes due 2022 will be 26.4810 shares of common stock per $1,000 principal amount of the Convertible Notes due 2022, representing an increase of the prior conversion rate of 0.2348 common shares for each $1,000 principal amount of the Convertible Notes due 2022.
Debt
In October 2020, we drew down $23.9 million from our 2020 $225.0 Million Credit Facility to refinance the existing debt on an LR2 product tanker, STI Nautilus, that was previously financed under our CSSC Lease Financing arrangement. We repaid the outstanding indebtedness of $27.8 million, inclusive of 2% prepayment fees, related to this vessel on our CSSC Lease Financing and CSSC Scrubber Lease Financing arrangements as part of this transaction.
In November 2020, we drew down $1.4 million from the upsized ABN AMRO / SEB Credit Facility to partially finance the purchase and installation of a scrubber on one of our vessels. This borrowing matures in March 2023, bears interest at LIBOR plus a margin of 2.60% per annum and is expected to be repaid in equal quarterly installments of approximately $0.1 million, with a balloon payment due at maturity.
In November 2020, we drew down $47.9 million from our 2020 $225.0 Million Credit Facility to refinance the existing debt on two LR2 product tankers, STI Guard and STI Gallantry, that were previously financed under our CSSC Lease Financing arrangement. We repaid the outstanding indebtedness of $55.4 million, inclusive of 2% prepayment fees, related to these vessels on our CSSC Lease Financing and CSSC Scrubber Financing arrangements as part of this transaction.
In November 2020, we closed on the sale and leaseback of two vessels, STI Galata and STI La Boca, to an international financial institution ("2020 $47.3 Million Lease Financing") for aggregate proceeds of $47.3 million. We repaid the outstanding indebtedness of $29.3 million related to these vessels on our 2017 Credit Facility as part of this transaction.
Under our 2020 $47.3 Million Lease Financing arrangements, each vessel is subject to a seven year bareboat charter agreement. The lease financing bears interest at LIBOR plus a margin and is expected to be repaid in equal quarterly repayments of approximately $0.4 million per vessel. We have purchase options to re-acquire each of the subject vessels beginning on the third anniversary date from the delivery date of the respective vessel, with a purchase obligation upon the expiration of the lease.
In November 2020, we closed on the sale and leaseback of two vessels, STI Donald C Trauscht and STI Esles II, with SPDB Financial Leasing Co., Ltd (“SPDB FL”) for aggregate proceeds of $48.6 million. We repaid the outstanding indebtedness of $31.5 million related to these vessels on our 2017 Credit Facility as part of this transaction.
In December 2020, we closed on the sale and leaseback of two vessels, STI San Telmo and STI Jardins with SPDB FL for aggregate proceeds of $47.9 million (collectively, the "2020 SPDB FL Lease Financing'). We repaid the outstanding indebtedness of $31.4 million related to these vessels on our 2017 Credit Facility as part of this transaction.
Under the 2020 SPDB FL Lease Financing arrangements, STI Donald C Trauscht and STI San Telmo, are subject to seven year bareboat charter agreements and STI Esles II and STI Jardins are subject to eight year bareboat charter agreements. The lease financing bears interest at LIBOR plus a margin and is expected to be repaid in equal quarterly repayments of approximately $0.4 million per vessel. We have purchase options to re-acquire each of the subject vessels beginning on the third anniversary date from the delivery date of the respective vessel, with a purchase obligation upon the expiration of the lease.

In December 2020, we drew down $4.6 million from the upsized portion of the AVIC Lease Financing arrangement to partially finance the purchase and installation of scrubbers on three vessels, one MR and two LR2s, that are currently part of this arrangement. The upsized portion of the lease financing has a final maturity of three years after the first drawdown, bears interest at LIBOR plus a margin of 4.20% per annum and will be repaid in quarterly principal payments of approximately $0.4 million, in aggregate, for all three vessels.
In December 2020, we received a commitment from a European financial institution for a $21.0 million term loan facility. This loan facility is expected to be used to refinance the outstanding debt on an LR2 product tanker, STI Madison, that is currently financed under our KEXIM Credit Facility. The loan facility will have a final maturity of December 2022, bear interest at LIBOR plus a margin of 2.65% per annum, and is expected to be repaid in equal quarterly installments of approximately $0.6 million, with a balloon payment due upon maturity. The remaining terms and conditions, including financial covenants, are similar to those set forth in our existing credit facilities. The credit facility is subject to certain conditions precedent and the execution of definitive documentation.